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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48938

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __J. Alden Associates, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__37 West Avenue, Suite 201__
                                                (No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__Carol Ann Kinzer   678-525-0992__

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Romeo & Chiaverelli, LLC__
                        (Name – if individual, state last, first, and middle name)

One Bala Avenue, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)
9/1/2009		3721	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Lee Calfo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J. Alden Associates, Inc. _____, as of 12/31 _____, 20 23 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
Commonwealth of Pennsylvania - Notary Seal
Sean Quigley, Notary Public
Delaware County
My commission expires August 4, 2027
Commission number 1437729
Member, Pennsylvania Association of Notaries
```

Signature: *Lee Calfo*

Title:
CEO

Sean Quigley
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J. Alden Associates, Inc.

Financial Statements for the Year Ended
December 31, 2023
and Report of Independent Registered Public Accounting Firm

J. Alden Associates, Inc.

Financial Statements for the Year Ended
December 31, 2023
and Report of Independent Registered Public Accounting Firm

Table of Contents

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE   SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
J. Alden Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J. Alden Associates, Inc. (the "Company"), as of December 31, 2023, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

LCC CPAs

March 8, 2024

Bala Cynwyd, PA 19004

J. Alden Associates, Inc.

Statement of Financial Condition
December 31, 2023

Assets

Cash	$	891,219
Deposit with Clearing Broker-Dealer		25,218
Commissions Receivable		507,283
Right of Use Lease Asset, Net		118,496
Prepaid Expenses		197,783
Furniture and Equipment, Net		
of Accumulated Depreciation of $88,827		5,108
Security Deposits		2,500
Total Assets	$	1,747,607

Liabilities and Stockholders' Equity

Liabilities:

Accounts Payable and Accrued Expenses	$	412,578
Deferred revenue		30,000
Lease Liabilities		137,436
Total Liabilities		580,014

Stockholders' Equity:

Common Stock. Class A, no par value, 500 shares authorized,		
10 shares issued and outstanding	$	-
Common Stock. Class B, no par value, 500 shares authorized,		
122 shares issued and outstanding		-
Additional Paid-in Capital		985,391
Retained earnings		182,202
Total Stockholders' Equity		1,167,593
Total Liabilities and Stockholders' Equity	$	1,747,607

The accompanying notes are an integral part of these financial statements.

J. Alden Associates, Inc.

Statement of Operations
For the Year Ended December 31, 2023

Revenues:		
Commissions	$	6,606,330
Private Placement Fees		1,823,814
Mutual Fund Fees		296,468
Other Income		685,249
Total Revenues		9,411,861
Expenses:		
Commissions		8,164,211
Employee Compensation and Benefits		371,191
Clearance Fees		109,866
Occupancy		87,128
Technology and Communications		75,415
Other Operating Expenses		455,474
Total Expenses		9,263,285
Net Income	$	148,576

The accompanying notes are an integral part of these financial statements.

J. Alden Associates, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023

| | Common Stock | | | | | | |
| | Class A | | Class B | | Additional Paid-in Capital | Retained Earnings | Total |
	Shares	Amount	Shares	Amount			
Balance, January 1	10	$ -	90	$ -	$ 260,391	$ 33,626	$ 294,017
Net income						148,576	148,576
Contributions			32	-	725,000		725,000
Balance, December 31	10	$ -	122	$ -	$ 985,391	$ 182,202	$ 1,167,593

The accompanying notes are an integral part of these financial statements.

J. Alden Associates, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities:		
Net Income	$	148,576
Adjustments to Reconcile Net Income to Net Cash Provided by		
Operating Activities:		
Depreciation		5,034
(Increase) Decrease in Assets:		
Deposit with Clearing Broker-Dealer		(36)
Commissions Receivable		97,046
Right of Use Lease Asset, Net		46,654
Prepaid Expenses		(12,642)
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses		(132,043)
Deferred revenue		30,000
Lease Liabilities		(44,214)
Net Cash Provided by Operating Activities		138,375
Cash Flows from Investing Activities:		
Purchase of Office Equipment		(74)
Net Cash Used in Investing activities		(74)
Cash Flows from Financing Activities:		
Loan payments		(102,416)
Contributions		725,000
Net Cash Provided by Financing Activities		622,584
Net Increase in Cash		760,885
Cash at Beginning of Year		130,334
Cash at End of Year	$	891,219
Supplemental Cash Flows Disclosures:		
Interest Paid:	$	2,781

The accompanying notes are an integral part of these financial statements.

1. Organization and nature of business

J. Alden Associates, Inc. (the "Company") was incorporated on November 3, 1995. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) effective June 1, 1996. The Company provides securities brokerage services and sells insurance and annuity products.

2. Significant accounting policies

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposit with Clearing Broker-Dealer:
The Company clears customer transactions through another broker-dealer ("clearing broker") on a fully disclosed basis pursuant to a clearing agreement. In accordance with this agreement, the Company is required to maintain a deposit with the clearing broker. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

Commissions receivable:
Commissions receivable includes receivables from the clearing broker-dealer for commissions on trading activities (net of clearing related expenses), and selling and distribution commissions from investment funds, and insurance companies. The Company evaluates commissions receivable for credit losses based the Company's collection experience, credit worthiness, and current economic trends. Based on management's review of commissions receivable, no allowance for credit losses is considered necessary.

Furniture and equipment:
Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

2. Significant accounting policies (continued)

Depreciation is provided on a straight-line basis, over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

Furniture	7 Years
Computer Equipment	3 Years
Office Equipment	5 Years

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations.

Revenue from contracts with customers:
The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606, "Revenue from Contracts with Customers" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company has entered into contracts with mutual funds or their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual fund shares and variable annuities. The Company has also entered into a contract with its clearing broker-dealer under which the Company receives a share of selling and distribution fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer with mutual funds and/or their selling agents. Selling and distribution commissions are paid up front based on a fixed percentage of the share price, the price of the investment product sold, or the value of specified transactions and are recognized at a point in

2. Significant accounting policies (continued)

time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date.

Under contracts entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company also has entered into a contract with its clearing broker-dealer under which the Company receives a share of 12b-1 fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer. The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate.

The Company may arrange for the private placement of securities with investors on an agency basis. The Company believes that its performance obligation is satisfied upon the sale of securities to investors and as such this is fulfilled on the closing date of the transaction.

<u>Leases:</u>
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

2. Significant accounting policies (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Income taxes:
The Company has elected to be treated as a small business corporation pursuant the Internal Revenue Code, and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2020 through 2022 are subject to examination by the taxing authorities, generally for three years after they were filed.

3. Furniture and Equipment

Furniture, equipment and the related accumulated depreciation at December 31, 2023 consists of the following:

Furniture	$ 77,461
Computer Equipment	10,493
Office Equipment	5,981
Total	93,935
Less: Accumulated Depreciation	(88,827)
Net Furniture Equipment	$ 5,108

Depreciation expense for the year ended December 31, 2023 was $5,034.

4. Operating Lease

The Company has an obligation under an operating lease for office space with an initial non-cancelable term in excess of one year. The lease commenced April 2021 with an initial terms of 68 months expiring December 2026. The Company has the option to renew the lease for two consecutive periods of three years each. Because the Company is not reasonably certain to exercise the renewal option, the optional periods are not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments. The Company uses its incremental borrowing rate of 5% for purposes of calculating lease expense.

4. Operating Lease (continued)

The components of lease costs for the year ended December 31, 2023 are as follows:

Operating lease costs	$ 64,765
Variable lease costs	-
Total lease costs	$ 64,765

Maturities of lease liabilities under the operating lease is as follows:

Year ending December 31:

	2024	48,000
	2025	49,500
	2026	51,000
Total undiscounted lease payments		$ 148,500
Less imputed interest		(7,500)
Total operating lease liability		$ 141,000

5. Pension Plan

The Company has established a cash or deferred arrangement simplified employee pension plan (SEP). The plan covers those employees who have attained the age of twenty-one (21) years and have provided service to the Company in one of the preceding five (5) years. Contributions are at the discretion of Management. For the year ended December 31, 2023, the Company did not make any contributions to the plan.

6. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly

6. Financial Instruments with Off-Balance Sheet Credit Risk (continued)

impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $826,885, which was $795,450 in excess of its required net capital of $31,435. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1 at December 31, 2023.

8. Commitments and Contingencies

The Company and a company under common ownership (the "Affiliate") share coverage under a joint E&O insurance policy. The Affiliate has filed a claim under the policy that may require the payment of a deductible of $10,000. The Company has a contingent liability equal to the amount of the deductible in the event that the deductible is not paid by the Affiliate.

Other than the contingent liability stated above and the lease commitment as disclosed in Note 4, there are no commitments or contingencies that require recognition in the accompanying financial statements or disclosure in the notes thereto.

9. Concentrations

The Company maintains cash accounts at several financial institutions. Cash balances at each financial institution in excess of $250,000 exceed the insurable limit as allowed by FDIC. At times, cash balances may exceed insurable amounts.

J. Alden Associates, Inc.
Notes to Financial Statements
Year Ended December 31, 2023

10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure from the statement of financial condition date through March 8, 2024, which represents the date these financials statements were issued, and has not identified any subsequent events that required adjustment to, or disclosure in these financial statements.

J. Alden Associates, Inc.

Schedule I
Computation Of Net Capital Under Rule 15c3-1 of the
Securities Exchange Commission
December 31, 2023

Total Stockholders' Equity Qualified for Net Capital	$	1,167,593
Deductions and/or Charges:		
Non-Allowable Assets:		
Accounts receivable, non-allowable		135,317
Prepaid Expenses		197,783
Furniture and Equipment, Net		5,108
Security Deposits		2,500
Net Capital	$	826,885
Aggregate Indebtedness:		
Deferred revenue	$	30,000
Accounts Payable and Accrued Expenses		412,578
Lease liability in excess of right-of-use asset		18,940
Other unrecorded amount - contingent liability		10,000
Total Aggregate Indebtedness	$	471,518
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required, the Greater of 6 2/3% of		
Total Aggregate Indebtedness or $5,000		31,435
Excess Net Capital	$	795,450
Excess Net Capital on the Greater of 10% of Aggregate		
Indebtedness or 120% of Minimum Net Capital Requirement	$	779,733
Percentage of Aggregate Indebtedness to Net Capital		57.02%

There is no material difference in the above computation and the Company's Net Capital, as reported in the Company's Part IIA FOCUS Report as of December 31, 2023.

J. Alden Associates, Inc.

Schedules II & III
December 31, 2023

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

The Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

The Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
J. Alden Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which J. Alden Associates, Inc identified the following provisions of 17 C.F.R. ~15c3-3(k) under which J. Alden Associates, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Footnote 74 of SEC Release 34-700073 and J. Alden Associates, Inc. stated that J. Alden Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J. Alden Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J. Alden Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.

Romeo & Chiaverelli, LLC CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 8, 2024

J. Alden Associates, Inc.

Management's Report on Exemption
December 31, 2023

J. Alden Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

2. The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023, without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to one or more of the following: (1) private placement of securities; (2) effecting securities transactions via subscriptions; (3) referring investors to funds; (4) research; and (5) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023, without exception.

J. Alden Associates, Inc.

Signature: Lee Calfo

Name - Title: Lee Calfo - CEO

Date: 3/8/2024